October 19, 2006

Via Fax: 202-772-9205

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   Stratus Services Group, Inc. (“Stratus” or the “Company”);
Form 10-K/A No. 2 for the fiscal y/e 09-30-05 Filed August 15, 2006;
File No. 001-15789

Dear Mr. Spirgel:

The following sets forth Stratus’ response to the comment made by the Staff on the above captioned Form 10-K/A in its letter dated October 6, 2006:

The auditor substantially completed the field work for the re-audits on May 26, 2006 and dated its report as of such date. In the process of converting the Form 10-K/A and the auditor’s report included therein to EDGAR format, the original date of the report contained in the previous Form 10-K/A was erroneously not changed. We will file an amendment to the Form 10-K which will show the corrected date of May 26, 2006 on the auditor’s report.

Please note that Stratus hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Stratus’ filings and (c) Stratus may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael A. Maltzman
Executive Vice President & CFO

cc:	Mr. Joe Casacarano
Mr. Andrew Mew
Mr. Joseph J. Raymond
Phil Forlenza, Esq.